Suite 1120, Cathedral Place

925 West Georgia Street
Vancouver, British Columbia
Canada  V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 9 -  2011

APRIL 8, 2011
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES FIRST QUARTER 2011 OPERATING RESULTS

Aurizon Mines Ltd. (TSX:ARZ; NYSE Amex:AZK) announces its operating results for the first quarter of 2011.  Aurizon plans to release its first quarter 2011 financial results on or about May 12, 2011, and will hold a conference call to discuss the results.  Details of the call, including times and contact numbers, will be announced closer to the date.

Gold production from the Casa Berardi mine in the first quarter of 2011 totalled 31,976 ounces, 12% lower than budget and 9% lower than the first quarter 2010 production of 35,188 ounces.  Ore processed in the first quarter 2011 amounted to 161,036 tonnes at an average grade of 6.9 grams of gold per tonne.  Metallurgical recoveries were 90.2%.

Changes to the mining sequence were required in the first quarter of 2011 due to mining conditions in the eastern sector of Zone 113.  This impacted both ore throughput and ore grades.  As the gold grade of the individual stopes at Casa Berardi varies from 5 grams per tonne up to 12 grams per tonne or higher, a delay in the extraction of a high grade stope can impact quarterly results but is not expected to impact results for the year.  Additionally, underground mining equipment downtime impacted productivities.  The 2011 capital budget provided for equipment replacements, which are scheduled to be delivered over the course of the year.

Accordingly, the Company expects first quarter total cash costs to be significantly higher than the forecast for 2011 of US$495 per ounce.  The mine plan for 2011 had projected that the first quarter would be the weakest in terms of throughput, grade and ounces produced.  The 2011 plan also anticipates higher ore throughput for the balance of the year and higher ore grades in the second half of the year.  Total cash costs per ounce should decrease significantly as the year progresses.

Based upon first quarter results and a review of the mine plan for the balance of the year, the Company now expects gold production for 2011 to be approximately 165,000 ounces compared to the previously announced guidance of 165,000 to 170,000 ounces.

During the first quarter of 2011, Aurizon sold 34,305 ounces of gold at an average price of US$1,392 per ounce for revenues of $46.9 million.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

Aurizon Mines Ltd.
News Release – April 8, 2011

Aurizon Announces First Quarter 2011 Operating Results

Non GAAP Information

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this release.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Forward-looking Information

Estimates regarding production, costs and expected recoveries at Casa Berardi in 2011 and the Company’s budgets and planned exploration and development programs on its various properties for 2011 constitutes ‘forward-looking information’ within the meaning of applicable Canadian securities legislation and will be updated if required under applicable Canadian securities laws.  This information is provided as general guidance only and is based on assumptions and subject to risks as described below.  Readers are cautioned that actual results may vary from the forward-looking information disclosed.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com Email: info@aurizon.com
or

Renmark Financial Communications Inc.
1050 – 3400 De Maisonneuve Blvd West

Montreal, QC   H3Z 3B8

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Guy Hurd: ghurd@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – April 8, 2011

Aurizon Announces First Quarter 2011 Operating Results

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, total cash costs per ounce, onsite mining, milling and administration costs and sustaining capital expenditures at Casa Berardi, the Company’s expected expenditures and planned programs on its properties for 2011.  In addition, forward-looking information includes statements with respect to estimated mineral reserves and resources, anticipated effects of drill results on the Company’s projects, timing and expectations of future development, exploration, and work programs.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events, or results “may”, “could”, “would”, “might”, or “will”, be taken, occur or be achieved. The forward-looking information expresses, as at the date of this news release, the Company’s plans, estimates, forecasts, and expectations, as to future events or results and are based on certain assumptions that the Company believes are reasonable, and the further assumptions that past operational performance will continue, there will be no material disruption in operations, demand for and the price of gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant and equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of development and exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves and resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral reserves and resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.